UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024
Commission File Number: 001-41891

Vast Renewables Limited
(Translation of registrant’s name into English)

Suite 7.02, 124 Walker Street,
North Sydney NSW 2060,
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 6, 2024, Kurt Drewes reduced his role as Chief Technology Officer of Vast Renewables Limitd (the "Company"), effective November 1, 2024. Mr. Drewes’s role change was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Pursuant to a Service Agreement entered into on November 6, 2024 between the Company and Mr. Drewes, he will remain with the Company in a senior technical advisory role, during which time he will be paid a quarterly retainer and additional fees for services rendered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited
Date: November 6, 2024

By: /s/ Marshall D. Smith
Name: Marshall D. Smith
Title: Chief Financial Officer